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                               December 27, 2023

       Andrew M. Young
       Chief Financial Officer
       Capital One Financial Corporation
       1680 Capital One Drive
       McLean, VA 22102

                                                        Re: Capital One
Financial Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Quarterly Period Ended September 30, 2023
                                                            File No. 001-13300

       Dear Andrew M. Young:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       (   MD&A   )
       Table 6: Funding Sources Composition, page 55

   1. We note your disclosure that period-end deposits increased by $14.2 billion at $270.6 billion as of December
31, 2022 from December 31, 2021 primarily driven by your
                                                        national banking
strategy and issuances of brokered deposits. Please revise your disclosures, in future
filings, to provide more details around the national banking strategy, including any formal
practices, guidelines, etc. which would allow an investor to understand the strategy
and any related risks/trends. In addition, include discussion of any related impacts the
brokered deposits have on your funding costs, net interest margin and to the extent
applicable, whether you have policies or internal limits regarding concentrations in
brokered deposits and / or uninsured deposits, in total or by type of depositor, and whether
you have complied with any such internal requirements for the periods presented.
 Andrew M. Young
FirstName
Capital OneLastNameAndrew   M. Young
            Financial Corporation
Comapany27,
December   NameCapital
              2023      One Financial Corporation
December
Page 2    27, 2023 Page 2
FirstName LastName
Liquidity Risk Profile, page 92

2. Please disclose a table summarizing your total available sources of liquidity, by type of borrowing capacity, showing total borrowing capacity less borrowings outstanding to arrive at remaining capacity, then adding in other sources of liquidity such as cash, securities, etc. to arrive at total available liquidity, or tell us where this information is disclosed in the aggregate.
Interest Rate Risk, page 97

3. We note your disclosures discussing various key assumptions associated with your net interest income sensitivity and economic value of equity sensitivity. The assumptions for your net interest income sensitivity include loan and deposit growth and pricing, and plans for projected changes in funding mix in your baseline forecast. Key assumptions used in the calculation of your economic value of equity sensitivity measure include projecting rate sensitive prepayments for mortgage securities, loans and other assets, term structure modeling of interest rates, discount spreads, and deposit volume and pricing assumptions. Please revise your disclosures, in future filings, to fully describe and define the various identified inputs and assumptions supporting your market risk presentations and sensitivity disclosures. In addition, provide a discussion of how any assumptions have changed from period to period, including any changes to the data source used or significant changes in the actual assumption itself.
Form 10-Q for the Quarterly Period Ended September 30, 2023

Market Risk Profile, page 52

4. We note your disclosure and references to deposit beta as part of your net interest income and economic value of equity sensitivity analyses, which indicates that it increased compared to December 31, 2022. Please expand your disclosures, in future filings, to quantify and discuss changes in your deposit beta and/or cumulative deposit beta between periods presented, to the extent that it is monitored and used by management, as well as a more fulsome discussion of how the metric is calculated. In this regard, we noted
         commentary during your third quarter of 2023 earnings call discussing your cumulative beta.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847
with any questions.
 Andrew M. Young
Capital One Financial Corporation
December 27, 2023
Page 3

FirstName LastNameAndrew M. Young                Sincerely,
Comapany NameCapital One Financial Corporation
                                                 Division of Corporation
Finance
December 27, 2023 Page 3                         Office of Finance
FirstName LastName